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                                                                      EXHIBIT 24


                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors and
The Retirement Committee
Control Data Systems, Inc:


We consent to incorporation by reference in the registration statements
(No. 33-49027, No. 33-49029, and No. 33-49379) on Form S-8 of Control Data
Systems, Inc. of our report dated June 25, 1994, relating to statement of net assets of plan participants of the Control Data Systems, Inc. Personal Investment Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets of plan participants and related schedules as of and for the year ended December 31, 1993 and 1992, which report appears elsewhere in this December 31, 1993 annual report on Form 11-K of the Control Data Systems, Inc. Personal Investment Plan.



                                             KPMG Peat Marwick


Minneapolis, Minnesota
June 30, 1994


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